UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                         BIO-IMAGING TECHNOLOGIES INC.
                         -----------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.00025 par value
              ---------------------------------------------------
                        (Title of Class of Securities)


                                   09056N103
                              -------------------
                                (CUSIP Number)


                                June 25, 2007
                              --------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [ ]  Rule 13d-1(b)

                             [X]  Rule 13d-1(c)

                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 09056N103                                         Page 2 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         LANDMARK ADVISORS, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                599,662
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           599,662
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         IA

CUSIP No.: 913201109                                         Page 3 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         LANDMARK SELECT MASTER FUND LTD.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Cayman Islands
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                599,662
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           599,662
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

CUSIP No.: 913201109                                         Page 4 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         TILDENROW ADVISORS, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         New York
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                599,662
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           599,662
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         IA

CUSIP No.: 913201109                                         Page 5 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         BARON ADVISORS LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         New York
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                599,662
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           599,662
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

CUSIP No.: 913201109                                         Page 6 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         AHMED FATTOUGH
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Cayman Islands
.................................................................................

Number of       5.     Sole Voting Power                  599,662
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                None
Person With     ................................................................

                7.     Sole Dispositive Power             599,662
                ................................................................

                8.     Shared Dispositive Power           None
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

CUSIP No.: 913201109                                         Page 7 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         JOHN SALIB
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  599,662
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                None
Person With     ................................................................

                7.     Sole Dispositive Power             599,662
                ................................................................

                8.     Shared Dispositive Power           None
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

CUSIP No.: 913201109                                         Page 8 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SEBASTIAN STUBBE
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  599,662
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                None
Person With     ................................................................

                7.     Sole Dispositive Power             599,662
                ................................................................

                8.     Shared Dispositive Power           None
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

CUSIP No.: 913201109                                         Page 9 of 17 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         EILEEN SEGALL
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  599,662
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                None
Person With     ................................................................

                7.     Sole Dispositive Power             599,662
                ................................................................

                8.     Shared Dispositive Power           None
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         599,662
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.17% based on 11,593,842 shares outstanding as of April 30, 2007.
.................................................................................

12.      Type of Reporting Person:

         HC

                                                             Page 10 of 17 Pages

Item 1(a). Name of Issuer:

Bio-Imaging Technologies Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

826 Newton-Yardley Road
Newton, PA 18940-1721


Item 2(a). Name of Person Filing

This   Statement  is  filed  on  behalf  of  each  of  the   following   persons
(collectively, the "Reporting Persons"):

i)    Tildenrow Advisors, LLC ("Tildenrow Advisors")

ii)   Landmark Select Master Fund Ltd. ("Landmark Select");

iii)  Landmark Advisors, LLC ("Landmark Advisors"); and

iv)   Baron Advisors, LLC ("Baron Advisors")

v)    Ahmed Fattouh ("Mr. Fattouh")

vi)   John Salib ("Mr. Salib")

vii)  Sebastian Stubbe ("Mr. Stubbe")

viii) Eileen Segall ("Ms. Segall")

                  This Statement relates to Shares (as defined herein) held for the accounts of Landmark Select, a Cayman Islands exempted company. Landmark Advisors serves as investment adviser to Landmark Select and Tildenrow Advisors serves as sub-adviser to Landmark Select under Landmark Advisors. In such capacity, both Landmark Advisors and Tildenrow Advisors may be deemed to have voting and dispositive power over the Shares held for the account of Landmark Select. Landmark Advisors is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Baron Advisors, LLC, Mr. Salib and Mr. Stubbe are members of Landmark Advisors with discretionary authority in relation to trades advised by Landmark Advisors or its sub-advisers. Mr. Fattouh is the managing member of Baron Advisors. Ms. Segall is the managing member of Tildenrow Advisors.

Item 2(b). Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib and Mr. Stubbe is 408 West 14th Street, New York, NY 10014. The address of the principal place of business of Tildenrow Advisors and Ms. Segall is 120 E. 34th Street Suite 6H, New York, NY 10016.

Item 2(c). Citizenship:

                                                             Page 11 of 17 Pages

i)    Tildenrow Advisors is a New York limited liability company;

ii)   Landmark Select is a Cayman Islands exempted company;

iii)  Landmark Advisors is a Delaware limited liability company;

iv)   Baron Advisors is a New York limited liability company;

v)    Mr. Fattouh is a citizen of the United States of America;

vi)   Mr. Salib is a citizen of the United States of America;

vii)  Mr. Stubbe is a citizen of the United States of America; and

viii) Ms. Segall is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.00025 per share (the "Shares")

Item 2(e).CUSIP Number:

09056N103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

As of June 25, 2007, Tildenrow Advisors, Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib, Mr. Stubbe and Ms. Segall may be deemed to be the beneficial owner of 599,662 Shares. This amount consists of 599,662 Shares held for the account of Landmark Select.

Item 4(b) Percent of Class:

                  The number of Shares of which each of Tildenrow Advisors, Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib, Mr. Stubbe and Ms. Segall may be deemed to be the beneficial owner constitutes approximately 5.17% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 11,593,842 shares outstanding as of April 30, 2006).

Item 4(c) Number of Shares of which such person has:

Tildenrow Advisors, Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib, Mr. Stubbe and Ms. Segall

(i)  Sole power to vote or direct the vote:                                    0

                                                             Page 12 of 17 Pages

(ii)  Shared power to vote or direct the vote:                           599,662

(iii) Sole power to dispose or direct the disposition of:                      0

(iv)  Shared power to dispose or direct the disposition of:              599,662


Item 5. Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 17 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: June 29, 2007                  LANDMARK SELECT MASTER FUND LTD.

                                     By: LANDMARK ADVISORS, LLC, its investment
                                     adviser

                                     By: /s/ John Salib
                                         -----------------------------
                                     Name:  John Salib
                                     Title: Member


Date: June 29, 2007                  TILDENROW ADVISORS, LLC


                                     By: /s/ Eileen Segall
                                         -----------------------------
                                     Name:  Eileen Segall
                                     Title: Managing Member


Date: June 29, 2007                  LANDMARK ADVISORS LLC


                                     By: /s/ John Salib
                                         -----------------------------
                                     Name:  John Salib
                                     Title: Member


Date: June 29, 2007                  BARON ADVISORS, LLC


                                     By: /s/ Ahmed Fattouh
                                         -----------------------------
                                     Name:  Ahmed Fattouh
                                     Title: Managing Member


Date: June 29, 2007                  AHMED FATTOUH


                                     /s/ Ahmed Fattouh
                                     ---------------------------------


Date: June 29, 2007                  JOHN SALIB


                                     /s/ John Salib
                                     ---------------------------------


Date: June 29, 2007                  SEBASTIAN STUBBE


                                     /s/ Sebastian Stubbe
                                     ---------------------------------

                                                             Page 14 of 17 Pages



                                     EILEEN SEGALL


Date: June 29, 2007                  /s/ Eileen Segall
                                     ---------------------------------

                                                             Page 15 of 17 Pages


                                 EXHIBIT INDEX

Exhibit                                                                Page No.
-------                                                                --------

   A Joint Filing Agreement, dated June 29, 2007 by and among Tildenrow Advisors, Landmark Advisors, Landmark Select,
              Baron Advisors, Mr. Fattouh, Mr. Salib, Mr. Stubbe and
              Ms. Segall...............................................   16

                                                             Page 16 of 17 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Bio-Imaging, Inc. dated as of June 29, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Date: June 29, 2007                  LANDMARK SELECT MASTER FUND LTD.

                                     By: LANDMARK ADVISORS, LLC, its investment
                                     adviser

                                     By: /s/ John Salib
                                     ------------------------------
                                     Name:  John Salib
                                     Title: Member


Date: June 29, 2007                  TILDENROW ADVISORS, LLC


                                     By: /s/ Eileen Segall
                                     ------------------------------
                                     Name:  Eileen Segall
                                     Title: Managing Member


Date: June 29, 2007                  LANDMARK ADVISORS LLC


                                     By: /s/ John Salib
                                     ------------------------------
                                     Name:  John Salib
                                     Title: Member


Date: June 29, 2007                  BARON ADVISORS, LLC


                                     By: /s/ Ahmed Fattouh
                                     ------------------------------
                                     Name:  Ahmed Fattouh
                                     Title: Managing Member


Date: June 29, 2007                  AHMED FATTOUH


                                     By: /s/ Ahmed Fattouh
                                     ------------------------------

                                                             Page 17 of 17 Pages


Date: June 29, 2007                  JOHN SALIB


                                     By: /s/ John Salib
                                     ------------------------------


Date: June 29, 2007                  SEBASTIAN STUBBE


                                     By: /s/ Sebastian Stubbe
                                     ------------------------------


                                     EILEEN SEGALL


Date: June 29, 2007                  By: /s/ Eileen Segall
                                     ------------------------------